04017685

SECURITI[illegible] [illegible]CHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42393

RECEIVED FEB 27 2004 187 PROCESSING SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allen C. Ewing & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 N. Laura Street, Suite 3625
(No. and Street)

Jacksonville, FL 32202
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Benjamin C. Bishop, Jr., Chairman (904) 246-3433
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CORNELIUS, SCHOU, LEONE & MATTESON, LLC
(Name – *if individual, state last, first, middle name*)

4496 SOUTHSIDE BLVD., JACKSONVILLE FLORIDA 32216
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Benjamin C. Bishop, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allen C. Ewing & Co., as of February 23rd, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHAARON M. ANDERSON
NOTARY PUBLIC, STATE OF FLORIDA
My commission expires Nov. 8, 2006
Commission No. DD145733

Sharon M. Anderson
Notary Public

Benjamin C. Bishop
Signature

Chairman
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements, Supporting Schedules and Other Reports
Allen C. Ewing & Co.

Year Ended December 31, 2003
with Report of Independent Auditors

Contents

Cornelius
Schou
Leone &
Matteson

A Limited Liability Company
Certified Public Accountants

Board of Directors
Allen C. Ewing & Co.
Jacksonville, Florida

We have audited the accompanying statement of financial condition of Allen C. Ewing & Co. (the Company) as of December 31, 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allen C. Ewing & Co. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cornelius, Schou, Leone & Matteson, LLC

February 23, 2004

4496 Southside Boulevard
Jacksonville, Florida 32216
(904) 642-1794 • Fax (904) 642-1040
www.ccscpa.com

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] 16
2) Rule 17a-5(b) [ ] 17
3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19
5) Other [ ] 26

NAME OF BROKER-DEALER: Allen C. Ewing & Co. [13]

SEC FILE NO.: 42392 [14]

FIRM I.D. NO.: 01/01/03 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

50 N. Laura Street, Suite 3625 [20]
(No. and Street)

Jacksonville [21] Florida [22] 32202 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 12/31/03 [24]

AND ENDING (MM/DD/YY): (904) 246-3433 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT — (Area Code) — Telephone No.

Benjamin C. Bishop, Jr., Chairman [30] ______ [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: — OFFICIAL USE

______ [32] ______ [33]
______ [34] ______ [35]
______ [36] ______ [37]
______ [38] ______ [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [X] 40 NO [ ] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 23rd day of February 20 04

Manual signatures of:

1) Benjamin C. Bishop
Principal Executive Officer or Managing Partner

2) [signature]
Principal Financial Officer or Partner

3) [signature]
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Cornelius, Schou, Leone & Matteson, LLC [70]

ADDRESS

4496 Southside Blvd. [71]	Jacksonville [72]	Florida [73]	32216 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD
[50]	[51]	[52]	[53]

Allen C. Ewing & Co.
Statement of Financial Condition
December 31, 2003

Assets

Current Assets:	
Cash and cash equivalents	$ 298,521
Restricted cash	100,000
Accounts receivable	47,177
Fixed assets, net of accumulated depreciation of $39,607	26,132
Goodwill, less accumulated amortization of $7,131	33,892
Deferred tax asset	44,618
Other assets	41,384
Total Assets	591,724

Liabilities

Accounts payable and other liabilities	4,786
Stockholders' Equity:	
Common stock - 1,000 shares, $25 par value, issued and outstanding 100 shares	2,500
Additional paid-in capital	623,469
Retained earnings	(39,031)
Total stockholder's equity	586,938
Commitments (note 7)	
Total liabilities and stockholder's equity	$ 591,724

See accompanying notes to financial statements.

Allen C. Ewing & Co.
Statement of Operations
December 31, 2003

Revenues:	
Commissions	$ 1,003,020
Investment banking revenues (note 2)	471,667
Dividend and interest income	5,002
Other income	49,692
Total Revenue	1,529,381
Expenses:	
Salaries and employee benefits	995,757
Occupancy and maintenance	212,256
General and administrative (note 3)	144,953
Brokerage and clearing	141,649
Professional and regulatory fees	111,238
Advertising and marketing	60,978
Depreciation	9,846
Total expenses	1,676,677
Income (loss) before income taxes	(147,296)
Income tax benefit (note 5)	44,618
Net loss	$ (102,678)

See accompanying notes to financial statements.

Allen C. Ewing & Co.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2002	$ 2,500	$ 231,356	$ 63,647	$ 297,503
Contributions from Ewing Capital Partners, LLC	-	392,113	-	392,113
Net loss	-	-	(102,678)	(102,678)
Balance at December 31, 2003	$ 2,500	$ 623,469	$ (39,031)	$ 586,938

See accompanying notes to financial statements.

Allen C. Ewing & Co.
Statement of Cash Flows
Year ended December 31, 2003

Cash Flows From Operating Activities	
Net loss	$ (102,678)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	9,846
Change in assets and liabilities:	
Accounts receivable	(39,848)
Other assets	(16,504)
Accounts payable and other liabilities	(85,001)
Deferred tax asset	(44,618)
Net Cash Used in Operating Activities	(278,803)
Cash Flows From Investing Activities	
Contribution from Ewing Capital Partners, LLC	392,113
Purchase of fixed assets-net	(20,402)
Net Cash Provided by Investing Activities	371,711
Cash Flows From Financing Activities	-
Net Increase in Cash and Cash Equivalents	92,908
Cash and Cash Equivalents – beginning of year	305,613
Cash and Cash Equivalents - end of year	$ 398,521
Supplemental disclosure:	
Cash paid for interest	$ -
Cash paid for income taxes	$ -

See accompanying notes to financial statements.

1. Significant Accounting Policies

Nature of Operations

Allen C. Ewing & Co. (the Company) is incorporated in the State of Florida as a registered broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation (SIPC). The Company provides full-service brokerage and interstate banking, which primarily includes advisory services to clients on corporate finance matters, mergers and acquisitions, and the issuance of publicly held stocks.

Ewing Capital Partners, LLC (ECP) acquired the Company through a purchase acquisition on June 16, 2003. Prior to June 16, 2003, the Company was a wholly owned subsidiary of Intrepid Capital Corporation (ICAP). ICAP had acquired the Company through a purchase acquisition in 1999. Subsequent to ICAP's acquisition, ICAP merged the Company with the operations of Capital Research Corporation (CRC), a separate registered broker/dealer also owned by ICAP. On December 31, 1999, CRC's status as a registered broker/dealer was cancelled with the Company serving as the surviving registered broker/dealer through which ICAP conducted its securities brokerage and investment banking operations.

Cash and Cash Equivalents

Any instrument which has an original maturity of ninety days or less when purchased is considered a cash equivalent. Restricted cash includes amounts on deposit with the Company's clearing broker/dealers. Interest income is recognized as earned on cash and cash equivalent balances.

Fixed Assets

Furniture, fixtures and equipment are carried at cost, less accumulated depreciation. Depreciation is calculated on the straight-line method over the estimated useful lives of the underlying assets, which range from three to seven years.

Goodwill

The Company adopted the provisions of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* (SFAS 142) effective January 1, 2002. This standard requires that goodwill shall no longer be amortized. In addition, the Company is required to test goodwill for impairment annually, or more frequently, if events or changes in circumstances

1. Significant Accounting Policies (continued)

Goodwill (continued)

indicate that the asset might be impaired. In accordance with the guidelines in SFAS 142, the Company determined it has one reporting unit with goodwill. On December 31, 2003, the Company performed its annual impairment review by comparing the Company's net book value, including goodwill, to the Company's fair value. Based upon this assessment, management concluded that no impairment adjustment was necessary.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Commissions

Commissions are earned on securities transactions with a clearing broker/dealer initiated on behalf of customers. Additional commissions are also earned on sales of mutual fund shares and variable annuities and are received directly from the related fund or issuer. All commission revenue is recognized as income when earned. Accounts receivable of $45,718 are due from National Financial Services, LLC, the Company's clearing broker/dealer, and represents monies earned but not yet received from this entity.

Investment Banking Revenue

Investment banking revenues are earned by providing advisory services to clients on corporate finance matters, including mergers and acquisitions and the issuance of public stock. Investment banking revenues are recognized when earned.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Significant Contract

Investment banking revenues earned for the year ended December 31, 2003 include $644,216 earned under three single contracts with the following clients:

Client	Service	Amount
Client A	Class A membership interests sold	$ 165,000
Client B	Transaction fee	285,000
Client C	Placement fee	194,216
Total		$ 644,216

3. Related Party Transaction

Prior to ECP's purchase, the Company paid a monthly fee to ICAP for its proportionate share of employee related expenses and liability insurance coverage. For the year ended December 31, 2003, such expenses totaled approximately $84,975 and are included in general and administrative expense on the accompanying statement of income. Had these functions been performed by unaffiliated entities, the amounts paid may have been different.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The SEC is empowered to restrict the Company's business activities should its net aggregate indebtedness to capital ratio exceed 15 to 1. At December 31, 2003, the Company had net capital of $435,910, which was $335,910 in excess of its required net capital of $100,000. At the same date, the Company's percent of aggregate indebtedness to net capital was 1%. Accordingly, the Company was in compliance with the net capital requirements.

5. Income Taxes

The income tax benefit for the year of $44,618 resulted from the following:

Deferred tax asset:	
Net operating loss carryforward	$ 143,629
Deferred tax liability:	
Property and equipment, due to differences in depreciation lives and methods	(6,343)
	137,286
Expected tax rate	0.325
Net deferred tax asset	$ 44,618

6. Subordinated Claims

As of December 31, 2003, the Company had no liabilities which were subordinate to the claims of general creditors.

7. Commitments

The Company is a party to an operating lease that expires on January 31, 2007. Future minimum payments under the lease are as follows:

	Amount
Yearr ending December 31:	
2004	$ 170,366
2005	72,942
2006	65,797
2007	16,569
	$ 325,674

Net capital	
Stockholder's Equity	$ 586,938
Less:	
Fixed and other nonallowable assets	(146,026)
Haircuts on money markets	(5,002)
Net Capital	$ 435,910
Minimum net capital requires	$ 100,000
Excess net capital	$ 335,910
Aggregate indebtedness – accounts payable and other liabilities	$ 4,786
Excess net capital at 1,000%	$ 435,431
Percent of aggregate indebtedness to net capital	1%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5
of the Securities and Exchange Commission

There are no differences between this computation of net capital and the corresponding calculation prepared by the Company and included in the Company's unaudited Part IIA FOCUS Report for the quarter ended December 31, 2003, as amended.

Cornelius
Schou
Leone &
Matteson
A Limited Liability Company
Certified Public Accountants

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

Allen C. Ewing & Co.
Jacksonville, Florida

In planning and performing our audit of the financial statements of Allen C. Ewing & Co. (the Company) for the year ended December 31, 2003, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required under Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, or in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United State of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4496 Southside Boulevard
Jacksonville, Florida 32216
(904) 642-1794 • Fax (904) 642-1040
www.ccscpa.com

Cornelius
Schou
Leone &
Matteson

A Limited Liability Company
Certified Public Accountants

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accounts. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we considered to be material weaknesses as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2003, and no facts came to our attention indicating that such conditions have not been complied with during the year then ended.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealer, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cornelius, Schou, Leone & Matteson, LLC

February 23, 2004